FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of July

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date August 11 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 July 6, 2004

Highlights
La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m
including:
15.39% Zn; 3.12% Pb; 117.19 g/t Ag;
0.46% Cu / 10.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m
including:
2.02% Cu; 0.33% Zn; 21.12 g/t Ag / 11.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m
including:
7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $17,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

SIGNIFICANT AURIFEROUS DISCOVERY ON THE ELEONORE PROJECT

Virginia Gold Mines Inc. (“Virginia”) is pleased to report initial results from the surface exploration program that began recently on the Eleonore project (100% Virginia), located in the Opinaca reservoir area of James Bay.

Prospecting and hand stripping revealed a new mineralized outcrop that has returned very encouraging preliminary results. The Roberto showing consists of strongly altered sediment (sericite, albite, epidote, tourmaline, muscovite and chlorite) that is also affected by intense pervasive silicification and by quartz veinlets and veins. Fine disseminated mineralization (5% pyrrhotine-arsenopyrite with traces of chalcopyrite) is developed within the quartz veinlets and veins and their wall rocks. The sediment and the veinlets/veins network are affected by M-shaped folds plunging steeply to the east. Two channels made perpendicular to the mineralized structure returned interesting results. The first channel contains 4.29 g/t Au over 12.0 m, including 6.16 g/t Au over 5.0 m. The channel starts in the mineralization that remains open to the south and laterally in the east and west extensions. The second channel, made a few metres east of the first one, yielded 15.82 g/t Au over 3.0 m. Here again, the channel starts in the mineralization. Furthermore, three grab samples collected a few metres west of the first channel have graded 10.22 g/t Au, 16.43 g/t Au, and 80.70 g/t Au respectively. Mechanical stripping and additional sampling will be carried out on the Roberto showing in the near future.

Furthermore, another mineralized outcrop was also discovered 75 metres north-west of the Roberto showing. The outcrop (TR-04-38) consists essentially in an altered and mineralized sediment of the same type as the Roberto showing but with less intense silicification. A channel on this outcrop reported 7.12 g/t Au over 2.0 m. This time the mineralization is open to the north and to the east and west lateral extensions.

These new discoveries supplement results already obtained in 2003 (up to 29 g/t Au in grab samples; 2.42 g/t Au over 5.25 m and 0.81 g/t Au over 37.0 m in channel sampling) and attest to the high potential of the property. The mineralization styles that have been discovered to date, the presence of intense alteration corridors in the sediments and the proximity of a diorite-tonalite intrusion strongly suggest the presence of a gold-copper porphyry system on the project. Additional prospecting is underway and will be followed by mechanical stripping and a drill campaign.

Work is carried out by the personnel of Services Techniques Geonordic, under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to every batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca

MINES D'OR VIRGINIA INC.

PROJET ÉLÉONORE

N
8.02 g/t Au
6.21
0.08
0.08
0.05
0
3
Mètres
TR-04-38
7.12 g/t Au / 2.0m
75 mètres
Indice Roberto
(TR-04-39)
4.29 g/t Au / 12.0m
15.82 g/t Au / 3.0m
N
0.30 g/t Au
0.09
0.07
2.78
5.25
1.53
2.59
3.05
2.40
7.35
1.25
12.93
4.18
5.07
3.09
0.57 g/t Au
19.34
17.51
10.60
89.70 g/t Au
16.43 g/t Au
10.22 g/t Au
0
3
Mètres